                                                                       EXHIBIT 1

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS FEES

     Mr. Maher is the only director who is an employee of Great Western. See
"-- Employment Agreements" below for a description of Mr. Maher's employment contract. Directors, other than Mr. Maher, are paid an annual retainer of $25,000 for Board service to both Great Western and GWB and combined attendance fees totalling $1,800 for each Great Western and GWB Board meeting attended. Chairpersons of committees receive an attendance fee of $1,500 for presiding over their committee meetings, vice chairs receive an attendance fee of $1,250 and committee members receive an attendance fee of $1,000. Additionally, each chairperson of a committee receives an annual fee of $3,000, vice chairs receive an annual fee of $1,500 and the secretary of the Audit and Finance Committee receives an annual fee of $2,000. Directors are also offered insurance coverage similar to that provided under the Company's health and dental plans and are provided with travel and accident insurance coverage for travel to and from Board and committee meetings at no cost to them. Mr. Maher is not paid any fees or additional remuneration for his service as a member of the Board or any committee, but he is eligible to receive benefits under the Directors' Retirement Plan, described below. The amounts referred to above do not include the economic benefit of preferential loans under the Company's Home Loan Program described on pages 32 and 33.

CONSULTING AGREEMENT WITH MR. MONTGOMERY

     Mr. Montgomery's consulting agreement with Great Western (the "Consulting Agreement"), effective December 29, 1995 for an initial term of five years (the "Consulting Period"), contemplates that Mr. Montgomery serve as Chairman of the Board of Great Western through December 31, 1997, and thereafter upon election by the Board (but he shall continue in any case to serve as a director of Great Western and GWB during the Consulting Period). Pursuant to the terms of the Consulting Agreement, during the Consulting Period, Mr. Montgomery will devote substantial time and attention as required, but no less than half time (if and to the extent requested), to promoting the business affairs and interests of Great Western and its affiliates. In addition to his compensation as a director (including non-employee director stock options under the Company's stock incentive plans, and benefits under the Director's Retirement Plan described below), Mr. Montgomery receives an annual consulting fee of $485,000. He is not entitled to receive awards under any bonus plan or incentive plan for employees of Great Western during the Consulting Period. The Consulting Agreement extends Mr. Montgomery's outstanding $500,000 personal, unsecured loan maturity to December 31, 1999 or, under certain circumstances, to the end of the Consulting Period.

     In connection with his retirement as Chief Executive of Great Western and GWB, the Company granted to Mr. Montgomery a stock option (the "Special Option") to purchase 300,000 Common Shares, which will generally become exercisable at the rate of 25% per year commencing April 26, 1996, and, once exercisable, the Special Option may be exercised at any time thereafter until the first to occur of (i) April 24, 2005, (ii) termination for cause (as defined in the Consulting Agreement), (iii) termination of the Consulting Agreement, or if it is deemed terminated in accordance with its terms, two years after the Consulting Agreement would have otherwise terminated (until the assumed date of termination, the Special Option will continue to vest as provided therein), or
(iv) two years after a termination of all services (including services as a Director) for any other reason (except that the Special Option will be exercisable only to the extent exercisable on the date of a termination by reason of death or disability (as defined in the Consulting Agreement) or a termination of such services by Mr. Montgomery (other than a termination to which clause (iii) applies)). During the term of the Consulting Agreement, awards of restricted stock granted to Mr. Montgomery while he was an employee of Great Western and GWB will continue to vest in accordance with the terms of the related restricted stock award agreement and generally will vest in full on December 31, 2000 if Mr. Montgomery has continued to provide services to Great Western in accordance with the terms of the Consulting Agreement.

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

     Mr. Montgomery's payments under the Company's Supplemental Executive Retirement Plan commenced on January 1, 1996, without any offset for benefits payable under the Retirement Plan, which generally will not be payable until he ceases to perform services for Great Western and GWB. The Consulting Agreement provides that, in the event of his death, Mr. Montgomery's beneficiaries would be entitled to a payment equal to 250% of Mr. Montgomery's then current annual consulting fee, reduced by the amount of Company-provided life insurance proceeds. Mr. Montgomery's beneficiaries would also be entitled to receive continued payment of 50% of his then current annual consulting fee for a period of 10 years, also reduced by life insurance proceeds. In addition, Mr. Montgomery's family would be entitled to continuation of certain insurance benefits for two years. Upon termination of the Consulting Agreement due to disability, Mr. Montgomery would continue to receive, until the disability ends, but no later than age 65, 50% of his then current annual consulting fee, less benefits payable under the Company's long-term disability plan. He would also be entitled to continuation of certain other benefits. In the event of a termination without cause, or if Mr. Montgomery voluntarily terminates the Consulting Agreement following a material breach by the Company, he will receive his consulting fees at the current rate for what would have been the remainder of the term of the Consulting Agreement absent such termination, and the Special Option and awards of restricted stock previously granted to Mr. Montgomery would continue to vest during the same period. In the event of a voluntary termination of Mr. Montgomery's service following a material breach by the Company after a Change in Control (as defined in the Consulting Agreement), all restricted shares and that portion of the Special Option which is then unvested shall immediately vest. In no event will payments to Mr. Montgomery which are contingent upon a Change in Control under applicable tax rules ("parachute payments") exceed limits specified by the Internal Revenue Code of 1986, as amended (the "Code"), that currently approximate three times the average of his compensation for the prior five years (the "Section 280G Limit"). Notwithstanding the foregoing, if the value of such aggregate entitlement constituting parachute payments is less than the Section 280G Limit for any reason (including that some or all of such entitlement does not constitute a parachute payment), Mr. Montgomery is entitled to receive the Section 280G Limit. A Change in Control occurs under the Consulting Agreement when anyone acquires ownership of 25% or more of the Company's outstanding voting stock and the directors of the Company immediately before such acquisition cease to constitute five-sixths of the Board of Directors of the Company or any successor. Under the terms of the Merger Agreement, consummation of the Washington Mutual Merger will constitute a Change in Control for purposes of the Consulting Agreement.

DIRECTORS' RETIREMENT PLAN

     The Great Western Directors' Retirement Plan, as amended to date ("Directors' Retirement Plan"), provides retirement benefits to directors. Upon termination of service on the Board, each eligible director is entitled to an annual retirement benefit equal to the sum of the annual retainer paid to members of the Board plus twelve times the monthly meeting fee, both as in effect at the time of the director's termination. Benefits are payable for a period equal to the number of years that the eligible director served as a director. Such benefits will be provided to the surviving spouse or other designated beneficiary following the death of an eligible director.

DIRECTOR STOCK OPTION PROGRAM

     Upon adoption of the 1988 Stock Option and Incentive Plan, as amended to date (the "1988 Stock Plan"), each non-employee director was granted automatically, subject to stockholder approval of such Plan, a nonqualified option under the 1988 Stock Plan's Non-Employee Director Program to purchase 2,500 Common Shares at the then fair market value of such shares. Each non-employee who thereafter becomes a director is also automatically granted such an option upon becoming a Director. Annually, each non-employee director automatically is granted an option (an "Annual Option") to purchase 2,500 Common Shares. No non-employee director may receive options to purchase more than 2,500 shares in any calendar year. The purchase price per Common Share covered by each Annual Option, payable in cash and/or shares, is the fair market value of the Common Shares on the date the option is granted. Annual Options become exercisable in 50% installments on the first and second anniversary of their grant, and, unless earlier terminated, terminate

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ten years after they are granted. The exercise prices of Annual Options granted in 1995, 1996 and 1997 were $16.00, $26.125, and $28.75, respectively.

     If a non-employee director's services as a Board member are terminated as a result of death, disability or retirement after age 72, Annual Options will become immediately exercisable in full and will remain exercisable for a period of two years or until the expiration of the stated term of the option, whichever period is shorter. If a non-employee director's services are terminated for any other reason, any then exercisable portion of an Annual Option will be exercisable for a period of three months or the balance of the option's term, whichever period is shorter.

     The 1988 Stock Plan provides for full vesting and exercisability of the Annual Options in the event of a Change in Control of the Company. The term "Change in Control" is defined in the 1988 Stock Plan as it is defined in Mr. Maher's employment agreement (described on pages 21 and 22 of this Proxy Statement). Under the terms of the Merger Agreement, consummation of the Washington Mutual Merger will constitute a Change in Control for purposes of the 1988 Stock Plan.

EXECUTIVE OFFICERS

     The following table and accompanying notes show for John F. Maher, Chief Executive Officer, and the four next highest paid executive officers of the Company as of December 31, 1996 (the "named Executive Officers"), the aggregate indicated compensation paid by the Company and its subsidiaries to such persons during the three fiscal years then ending.

                           SUMMARY COMPENSATION TABLE

                                 ANNUAL COMPENSATION                LONG TERM COMPENSATION
                       ---------------------------------------   ----------------------------
                                                                    AWARDS         PAYOUTS
                                                                 ------------   -------------
         (A)           (B)      (C)       (D)         (E)            (F)             (G)            (H)
                                                     OTHER
                                                     ANNUAL       SECURITIES                     ALL OTHER
NAME AND PRINCIPAL             SALARY    BONUS    COMPENSATION    UNDERLYING        LTIP        COMPENSATION
POSITION               YEAR    ($)(1)    ($)(1)      ($)(2)      OPTIONS/SARS   PAYOUTS($)(3)      ($)(4)
---------------------  ----   --------  --------  ------------   ------------   -------------   ------------
John F. Maher........  1996    780,000   369,720     196,380        375,000       3,396,094        33,594
  President and Chief  1995    650,000   303,225     165,505              0              --        27,780
  Executive Officer    1994    650,000   295,750     239,966        150,000              --        27,638
Michael M. Pappas....  1996    437,500   157,500      63,072        120,000       1,455,469        17,500
  Vice Chairman and    1995    420,000   163,850          --              0              --        16,800
  President, Consumer  1994    410,000   176,988         832         70,000              --        16,400
  Finance Division
A. William
  Schenck III........  1996    416,000   131,456      61,950        150,000         423,475        14,800
  Vice Chairman        1995    399,996   153,500      45,178              0              --             0
Carl F. Geuther......  1996    385,000   121,660      89,022        130,000       1,164,375        15,400
  Vice Chairman and    1995    372,000   129,018      70,035              0              --        14,900
  Chief Financial      1994    360,000   131,040      81,316         70,000              --        14,400
  Officer
J. Lance Erikson.....  1996    300,000    94,800      42,301         90,000         582,188        12,000
  Executive Vice       1995    285,000   106,362      50,835              0              --        11,400
  President,
     Secretary         1994    275,000   100,100      55,464         40,000              --        11,000
  and General Counsel

---------------
(1) Amounts shown include cash compensation earned and received by executive officers as well as amounts earned but deferred at the election of those officers.

(2) Amounts shown include, when applicable, that portion of interest earned on deferred compensation accounts above 120% of the applicable federal rate, country club dues, personal use of corporate aircraft, the estimated economic benefit of preferential loans made under the Home Loan Program shown in the table on page 27 and described further at pages 32 and 33, and the incremental cost to the Company of (a) Company provided automobiles; (b) tax and financial planning advice by third parties; and

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

    (c) insurance which provides reimbursement for health and dental costs in excess of the amount payable under the Company's group health and dental plans. Perquisites in excess of 25% of the total perquisites reported in column (e) for 1996 include the following: Mr. Maher: economic benefit of personal use of aircraft -- $46,665; Mr. Pappas: economic benefit of company automobiles -- $17,931, excess medical and dental coverage -- $19,189, economic benefit of preferential loans -- $25,952; Mr. Schenck: economic benefit of preferential loans -- $42,888; Mr. Geuther: economic benefit of excess medical and dental coverage -- $28,661, economic benefit of preferential loans -- $35,044; Mr. Erikson: economic benefit of preferential loans -- $23,726.

(3) Mr. Schenck was awarded a total of 21,544 shares of performance-based restricted stock in 1995. Such restricted shares generally vest in three to ten years; vesting may be accelerated upon the occurrence of certain events, including the achievement of performance goals, and all such restricted shares vest immediately upon the occurrence of a Change in Control (as described under the caption "EMPLOYEE BENEFIT PLANS -- Restricted Stock"). On January 23, 1996, shares of restricted stock held by the named Executive Officers, valued at the then current market value of $23.375 per share, vested as follows: Mr. Maher, 87,500 shares, valued at $2,045,313; Mr. Pappas, 37,500 shares, valued at $876,563; Mr. Geuther, 30,000 shares, valued at $701,250; and Mr. Erikson, 15,000 shares, valued at $350,625. On February 1, 1996, 10,772 shares of restricted stock held by Mr. Schenck vested, valued at $257,182 (based on the then current market value of $23.875 per share). On December 9, 1996, shares of restricted stock held by the named Executive Officers, valued at the then current market value of $30.875 per share, vested as follows: Mr. Maher, 43,750 shares, valued at $1,350,781; Mr. Pappas, 18,750 shares, valued at $578,906; Mr. Schenck, 5,386 shares, valued at $166,293; Mr. Geuther, 15,000 shares, valued at $463,125; and Mr. Erikson, 7,500 shares, valued at $231,563. At year-end 1996, the named Executive Officers held shares of restricted stock, valued at the then current market value of $29.00 per share, as follows: Mr. Maher, 43,750 shares, valued at $1,268,750; Mr. Pappas, 18,750 shares, valued at $543,750; Mr. Schenck, 5,386 shares, valued at $156,194; Mr. Geuther, 15,000 shares, valued at $435,000; and Mr. Erikson, 7,500 shares, valued at $217,500. Dividends are paid on restricted stock at the same rate payable to common stockholders and are not reflected in the amount reported.

(4) The amounts shown in this column for 1996 consist of the following respective amounts: (a) Mr. Maher: Employee Savings Incentive Plan and related supplemental matches -- $31,200; Split Dollar Term Insurance
    Premium -- $2,394; (b) Mr. Pappas: Employee Savings Incentive Plan and related supplemental matches -- $17,500; (c) Mr. Schenck: Employee Savings Incentive Plan and related supplemental matches -- $14,800; (d) Mr. Geuther:
    Employee Savings Incentive Plan and related supplemental matches -- $14,476; deferred compensation plan matches and makeups -- $924; (e) Mr. Erikson:
    Employee Savings Incentive Plan and related supplemental matches -- $12,000.

EMPLOYMENT AGREEMENTS

     Mr. Maher's employment agreement with Great Western, as amended to date, provides for a rolling three-year term and provides for various benefits, including a current annual salary of $860,000 which is subject to periodic review and increase, but not decrease. The agreement provides for various payments to Mr. Maher or his beneficiaries in the event of his death, disability, or termination without "Cause" (as defined in the agreement), including a death benefit payment to his beneficiaries equal to 250% of his then current salary, reduced by the amount of company-provided life insurance proceeds. Mr. Maher's beneficiaries would also be entitled to receive continued payment of 50% of his then current salary until the time when he would have been age 65 but in no event for a period less than ten years, as well as continuation of certain insurance benefits for two years. Upon termination due to disability, Mr. Maher would continue to receive, until death or his 65th birthday, whichever occurs first, 50% of the sum of his current salary plus his average bonus over the prior three years, less benefits payable under the Company's long-term disability plan, and continuation of certain other benefits. In the event of a termination without Cause, Mr. Maher would receive his current salary for the remaining term of the agreement and a full or partial bonus payment for the year of termination, without offset for subsequent employment. He would also be entitled to continuation of certain other benefits for the same period, and a pro-rata payment of long-term incentive benefits. In the event of a qualifying termination following a Change in Control (or during the pendency of a Potential Change in Control or during

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

the 6-month period thereafter), Mr. Maher is entitled to a lump-sum severance payment equal to three times the sum of his salary and target bonus; payment of a pro-rata target bonus to the date of termination (if termination occurs in the same year in which a Change in Control occurs, such payment will be offset by amounts received under the Annual Incentive Compensation Plan for Executive Officers in connection with such Change in Control); continuation of welfare-type benefits for three years; immediate vesting of restricted shares and stock options (where such qualifying termination occurs during the pendency of a Potential Change in Control or during the 6-month period thereafter); and credit for years of service and years of age equal to the remaining term of his agreement for purposes of calculating his benefits under the Supplemental Executive Retirement Plan. For purposes of Mr. Maher's employment agreement: (i) a "Change in Control" is defined generally as (a) a change in the majority of the Board, subject to certain exceptions; (b) any Person (as defined in the agreement) becoming the beneficial owner of 25% or more of either the outstanding Common Shares or the combined voting power of the Company's then outstanding securities; (c) consummation of the sale of all or substantially all of the assets of the Company; (d) consummation of a merger or consolidation of the Company other than one immediately following which the Company's stockholders continue to hold at least 75% of the combined voting power of the voting securities of the Company or the surviving corporation or any parent thereof (provided, that if a February 20, 1997 amendment to Mr. Maher's agreement which raised the threshold percentage to 75% would prevent a transaction intended to qualify as a "pooling of interests" from so qualifying, such threshold percentage will be 60%); or (e) stockholder approval of the liquidation or dissolution of the Company; and (ii) a "Potential Change in Control" generally occurs upon (a) any Person becoming the beneficial owner of 15% or more of either the outstanding Common Shares or the combined voting power of the Company's then outstanding securities; (b) the execution by the Company of an agreement, or the public announcement by the Company or any Person of an intention to take (or to consider taking) actions the consummation of which would result in a Change in Control; (c) the filing with the FDIC or the Office of Thrift Supervision of an application for Change in Control; or (d) the Board's adoption of a resolution to the effect that a Potential Change in Control has occurred. Mr. Maher's agreement provides that he may elect to terminate his employment, without a material breach by the Company, and receive the benefits described above during the period commencing no earlier than eighteen months following a Change in Control and ending no later than the second anniversary of such Change in Control; provided, that the eighteen-month minimum period will not apply if, at any time during the first year following such Change in Control, more than 50% of the non-employee members of the Board as of the date immediately preceding the Change in Control are no longer members of the Board; and provided further, that, if Mr. Maher elects to so terminate his agreement, cash benefits which would become payable will be reduced by 25%. In addition, the Company will pay any additional amount necessary to make Mr. Maher whole with respect to any excise tax that may be assessed under Section 4999 of the Code, in respect of payments made to Mr. Maher under his employment agreement and any other Great Western plan, agreement or arrangement in which Mr. Maher participates. If all of the payments and benefits to which Mr. Maher may become entitled in connection with a Change in Control are in the aggregate less than the maximum amount he is entitled to receive without incurring a liability under Section 4999 of the Code for any reason (including that some or all of such entitlements do not constitute parachute payments), then he will be entitled to receive such maximum amount. In the event of a good-faith dispute regarding interpretation of the terms or enforcement of the provisions of his employment agreement, Mr. Maher is entitled to recover reasonable attorney's fees. Under the terms of the Merger Agreement, consummation of the Washington Mutual Merger will constitute a Change in Control for purposes of Mr. Maher's employment agreement.

     Great Western has employment agreements with the other named Executive Officers (and with Jaynie M. Studenmund and Ray W. Sims, the other executive officers of Great Western that are not named Executive Officers), which have initial terms of three years and provide for rolling two-year terms at the end of the first contract year unless earlier terminated. The base annual salaries for Messrs. Pappas, Schenck, Geuther, Erikson and Sims and Ms. Studenmund under their employment agreements are $450,000, $450,000, $400,000, $315,000, $340,000
and $350,000, respectively, subject to periodic review and increase, but not subject to decrease unless done in conjunction with a pro-rata salary reduction applicable to all Great Western officers.

     The employment agreements, as amended to date, provide for various benefits to each other executive officer or such officer's beneficiaries in the event of death, disability, or termination without "Cause" (as defined in the agreements) and in the event of a qualifying termination following a Change in Control or during the pendency of a Potential Change in Control (or during the 6-month period thereafter). In the event of the executive officer's death, his or her beneficiaries would be entitled to payment of the executive officer's salary and continuation of certain insurance benefits for one year. Upon termination due to disability, the executive officer would receive 50% of the sum of his or her current salary plus average bonus over the prior three years, less benefits under the Company's long term disability plan, until the disability ends, but not later than age 65 or for a period greater than ten years. In all other respects, the terms of these agreements are substantially similar to those contained in Mr. Maher's employment agreement, except that the agreements do not provide the right to terminate the agreements without a material breach by the Company during the period commencing eighteen months following a Change in Control and ending twenty-four months following such Change in Control. Under the terms of the Merger Agreement, consummation of the Washington Mutual Merger will constitute a Change in Control for purposes of these employment agreements.

     In December 1996, the Board adopted amendments to the employment agreements with the executive officers which, among other things, revised the definition of a Change in Control and provided for severance and other benefits to become payable upon a qualifying termination of employment during the pendency of a Potential Change in Control or during the 6-month period thereafter. In February 1997, the Board adopted an amendment to these agreements which further revised the definition of a Change in Control, with the proviso that if such revision would prevent a transaction intended to qualify as a pooling of interests from so qualifying, such amendment would have no force and effect. The definition of a Change in Control, as amended, and the provision of certain benefits as described above, are as set forth in the description of Mr. Maher's employment agreement.

     The following Report of the Compensation Committee and the Performance Graph included in this Proxy Statement shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this Report or the Performance Graph by reference therein, and shall not be deemed soliciting material or otherwise deemed filed under either of such Acts.

                      REPORT OF THE COMPENSATION COMMITTEE

     Since 1989, the Company has retained the services of Strategic Compensation Associates ("SCA"), a nationally known consulting firm specializing in executive compensation issues, to assist the Compensation Committee (the "Committee") in connection with the performance of its various responsibilities. SCA advises the Committee with respect to the reasonableness and appropriateness of compensation for the Company's Executive Officers. In doing so, the firm prepares and reviews with the Compensation Committee various materials reflecting the compensation practices of a peer group consisting primarily of major regional commercial banks and other factors which SCA and the Compensation Committee consider relevant.

     In determining the compensation levels for all executive officers, it has been the policy and practice of the Committee to consider the advice of SCA, the contributions of individual executive officers, the performance and prospects of the Company over time, and the desirability of attracting and retaining a highly capable and experienced executive management group. All of the executive officers have employment agreements with the Company as described on pages 21 and 22.

     It is the Company's policy to place an increasingly significant percentage of total executive compensation "at risk," principally through the award of annual cash bonuses based on performance. Consistent with this policy, annual salary increases are limited, resulting in total compensation for executive officers as a group, excluding bonuses, at approximately the 50th percentile for companies included in the compensation analysis. The executive officers have an opportunity to significantly increase their compensation through bonuses and stock option awards if performance targets set by the Committee are achieved.

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

     As the chief executive officer, Mr. Maher's compensation and related benefits are based principally on his rights under an employment agreement with the Company. For 1996, the Compensation Committee set Mr. Maher's salary, target bonus opportunity and total direct pay, which includes the economic value of stock option awards based on the Black-Scholes Option Pricing Model, in relation to compensation levels for chief executive officers in the peer group. Over time, the Committee believes it appropriate to provide total direct pay to the chief executive officer at a level between the 60th and 75th percentile for chief executive officers in the peer group. Because of Mr. Maher's recent promotion to this position, however, he was compensated substantially below the target level for 1996. Mr. Maher's cash compensation for 1996 was also directly related to the Company's earnings per share because, as described in the succeeding paragraph, his cash bonus opportunity under the Company's Annual Incentive Compensation Plan for Executive Officers (the "Annual Plan") is dependent upon the attainment of earnings per share targets established by the Compensation Committee.

     Under the terms of the Annual Plan approved by stockholders in 1994, a substantial part of an executive's cash compensation is contingent upon the achievement of the Company's performance goals set by the Compensation Committee. The performance goal for the executive officers, other than the President of the Consumer Finance Division, is a targeted earnings per share as established on an annual basis by the Compensation Committee. For the President of the Consumer Finance Division, the performance goal is based upon the attainment of an earnings before taxes goal for the Consumer Finance Division established annually by the Committee and the attainment of the earnings per share target applicable to the other executive officers. The target goals are established annually by the Compensation Committee on or before the applicable deadline under the federal income tax rules. In fiscal year 1996, targeted levels of incentive compensation were 40% of adjusted base salary for the Company's Vice Chairmen, Executive Vice Presidents and the President of the Consumer Finance Division, and 60% of adjusted base salary for the Chief Executive. Depending upon the degree of attainment of the performance goals, the executive's compensation is supplemented by fiscal year-end cash bonus payments equal to as little as 0% or as much as 200% of the executive officer's respective targeted level of incentive compensation. For 1996, the Committee approved an earnings per share goal and, based on the Company's reported earnings per share of $2.09, after adjustment in accordance with the Plan provisions to account for non-recurring events, the executive officers, other than the President of the Consumer Finance Division, were entitled to receive 79% of their respective targeted levels of incentive compensation. The 1996 earnings before taxes goal for the Consumer Finance Division was $102.2 million, and $98.7 million was reported. Based upon the Company's reported earnings per share and the reported earnings before taxes of the Consumer Finance Division, the President of the Consumer Finance Division received 90% of his targeted level of incentive compensation. Based on the competitive compensation analysis provided by SCA, the Company believes that the level of the Company's aggregate salary and bonus compensation and total compensation in 1996 for the executive officers as a group was at approximately the 40th percentile for companies included in the compensation analysis.

     In 1996, the Compensation Committee adopted stock ownership guidelines for the Company's executive and senior officers requiring certain levels of ownership of the Common Shares by the end of a five year period, except for recently hired officers, for whom the period is seven years. The guidelines provide for ownership of the Company's Common Shares by the Chief Executive in an amount equal to five times his salary, ownership by the Vice Chairmen and Executive Vice Presidents in amounts equal to three times their salaries, and ownership by senior officers in amounts equal to one or two times their salaries. Recent stock option grants for the Company's executive and senior officers also provide that so long as may be necessary to comply with stock ownership guidelines, the officers will retain upon exercise of stock options at least one-half of the net number of shares received on exercise.

     In 1992, following a comprehensive study of long term incentive programs and recommendations made by SCA, the Compensation Committee approved performance based restricted stock awards under the Company's 1988 Stock Plan for the Company's senior and executive officers to provide long-term incentive awards in amounts comparable to those awarded to executives of the companies included in the SCA compensation analysis. Shares awarded under the program are subject to forfeiture in certain circumstances and do not vest for ten years unless vesting is accelerated by the Company's exceeding the median total stockholder return of other major financial institutions over rolling three year performance cycles. See the description of the restricted stock on pages 29 and
30. In 1996, 75% of the original awards vested based on the Company's stockholder return.

     In addition, the Committee approved year-end stock option grants for the named Executive Officers under the 1988 Stock Plan. In deciding the number of Common Shares to award each executive officer, the Committee considered the officer's performance during 1996, and their individual contribution toward reaching the Company's goals, their overall level of compensation in comparison to their peers, both within the Company and among the companies included in the SCA compensation analysis. The options awarded during the last fiscal year to each named Executive Officer are set forth in the table on page 28.

     To the extent readily determinable and as one of the factors in its consideration of compensation matters, the Compensation Committee considers the anticipated tax treatment to the Company and to the executives of various compensation. Some types of compensation and their deductibility depend upon the timing of an executive's vesting or exercise of previously granted rights. Further, interpretations of and changes in the tax laws also affect the deductibility of compensation. To the extent reasonably practicable and to the extent it is within the Committee's control, the Compensation Committee intends to limit executive compensation in ordinary circumstances to that deductible under Section 162(m) of the Code. In doing so, the Committee may utilize alternatives (such as deferring compensation) to qualify executive compensation for deductibility and may rely on grandfathering provisions with respect to existing contractual commitments.

                                          Compensation Committee of the Board
                                          of Directors, Great Western
                                          Financial Corporation

                                          Willis B. Wood, Jr., Chairman
                                          H. Frederick Christie
                                          Stephen E. Frank
                                          John V. Giovenco
                                          Enrique Hernandez, Jr.
                                          Charles D. Miller

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

LOAN TRANSACTIONS

     The following table shows as to certain of the Company's executive officers and directors: (i) the largest aggregate amount of indebtedness to the Company in excess of $60,000 outstanding from January 1, 1996 to March 31, 1997; (ii) the nature of the indebtedness; (iii) the outstanding balance of the indebtedness on March 31, 1997; and (iv) the annual rate of interest charged on the indebtedness. Information concerning the indebtedness to the Company by members of the Compensation Committee of the Board of Directors is given under the caption "ELECTION OF DIRECTORS -- Compensation Committee Interlocks and Insider Participation" on page 15.

                                                                                  INDEBTEDNESS
                                                                                  OUTSTANDING
                                                  LARGEST                              AT
             NAME OF EXECUTIVE                   AGGREGATE         NATURE OF       MARCH 31,      INTEREST
            OFFICER OR DIRECTOR               INDEBTEDNESS($)   INDEBTEDNESS(1)     1997($)      RATE(%)(2)
--------------------------------------------  ---------------   ---------------   ------------   ----------
David Alexander.............................       249,485        Residential         240,829       4.71
J. Lance Erikson............................       787,500        Residential         782,598       4.81
                                                   222,098        Residential         215,340       4.71
Carl F. Geuther.............................       156,154        Residential         150,763       4.71
                                                 1,335,074        Residential       1,304,735       4.71
John F. Maher...............................       417,003        Residential         403,012       4.71
                                                   751,391        Residential         726,200       4.71
James F. Montgomery.........................       958,390        Residential               0
                                                 1,498,197        Residential       1,467,615       4.81
                                                   690,000        Residential         683,058       4.81
                                                   500,000          Unsecured         500,000       8.50
Michael M. Pappas...........................       900,000        Residential         893,330       4.81
                                                   204,347        Residential         198,323       4.71
A. William Schenck III......................       613,000        Residential         600,502       4.81
                                                 1,212,000        Residential       1,188,638       4.81

---------------
(1) Loans secured by the same residence are aggregated.

(2) Interest on these loans, except for Mr. Montgomery's prime rate unsecured loan, is generally at monthly adjustable rates equal to the Company's cost of funds plus .25%. This rate was approximately 2.22% to 2.42% below that on similar loans to the public during 1996.

     The residential loans described above were made pursuant to the Company's Home Loan Program described on pages 32 and 33 and are secured by trust deeds or mortgages on the respective residences of the named Directors and Executive Officers.

     Interest on Mr. Montgomery's unsecured, personal loan is payable annually and the entire principal amount is payable on December 31, 1999 or, under certain circumstances, at the end of the Consulting Period on December 31, 2000.

     From time to time, directors, executive officers, members of their immediate families and entities with which such persons are known by Great Western or GWB to be affiliated or associated may obtain "margin" loans from a subsidiary of Great Western, obtain secured and unsecured loans from GWB, place interest bearing deposits with GWB, maintain checking accounts with GWB and avail themselves of check guarantee and overdraft features allowed on these accounts, all in accordance with applicable law. The transactions described in this paragraph are all in the ordinary course of Great Western or GWB's business and are made on terms substantially the same, including interest rate (which in the case of all Great Western and GWB employees may, with respect to certain types of loans, include a slight discount) and collateral, as those prevailing at the time for comparable transactions with other unaffiliated persons and do not involve more than the normal risk of collectibility or present other unfavorable features.

                             EMPLOYEE BENEFIT PLANS

     The material which follows in this section describes certain provisions made by the Company and its subsidiaries pursuant to certain stock option, restricted stock, deferred compensation, employee savings, pension or other incentive plans now in effect, that provide for severance, termination or Change in Control benefits to the named Executive Officers, other than group life and accident insurance, group hospitalization and similar group payments and benefits.

STOCK BENEFIT PLANS

     The 1988 Stock Plan provides for various types of stock incentives, including stock options, restricted shares, bonus stock and performance shares. The only awards granted to date under the 1988 Stock Plan have been stock options and restricted stock (with performance vesting features). With respect to options granted under the 1988 Stock Plan, the Administrator may, with the consent of a holder, substitute awards or modify the terms and conditions of any outstanding award to extend the exercisability and term (subject to the maximum term limits), reduce the price, accelerate exercisability or vesting or preserve benefits of the award. The 1988 Stock Plan provides for automatic acceleration of the exercisability of awards and accelerated vesting of awards upon a Change in Control or upon a qualifying termination of employment during the pendency of a Potential Change in Control (or during the six-month period thereafter). Under the 1988 Stock Plan, the terms "Change in Control" and "Potential Change in Control" are defined as they are in Mr. Maher's employment agreement. Under the terms of the Merger Agreement, consummation of the Washington Mutual Merger will constitute a Change in Control for purposes of the 1988 Stock Plan.

OPTIONS

     There were no grants of SARs to the named Executive Officers in 1996 and the following market priced stock options were granted to the named Executive Officers in 1996 based in part on performance in 1995 and 1996 (the first number in each column represents the award for 1995 performance and the second number represents the award for 1996 performance):

                       OPTION GRANTS IN LAST FISCAL YEAR

              (A)                      (B)             (C)             (D)               (E)             (F)
-------------------------------  ---------------   ------------   --------------   ---------------   -----------
                                    NUMBER OF
                                   SECURITIES       % OF TOTAL
                                   UNDERLYING       GRANTED TO                                       GRANT DATE
                                 OPTIONS GRANTED   EMPLOYEES IN   EXERCISE PRICE                       PRESENT
             NAME                    (#)(1)        FISCAL YEAR     ($/SHARE)(2)    EXPIRATION DATE   VALUE($)(3)
-------------------------------  ---------------   ------------   --------------   ---------------   -----------
John F. Maher..................      175,000           4.58           23.375           01/23/06      $   971,250
                                     200,000           5.23           30.875           12/09/06      $ 1,334,000
Michael M. Pappas..............       70,000           1.83           23.375           01/23/06      $   388,500
                                      50,000           1.31           30.875           12/09/06      $   333,500
A. William Schenck III.........       70,000           1.83           23.375           01/23/06      $   388,500
                                      80,000           2.09           30.875           12/09/06      $   533,600
Carl F. Geuther................       60,000           1.57           23.375           01/23/06      $   333,000
                                      70,000           1.83           30.875           12/09/06      $   466,900
J. Lance Erikson...............       40,000           1.05           23.375           01/23/06      $   222,000
                                      50,000           1.31           30.875           12/09/06      $   333,500

---------------
(1) These options vest and become exercisable in 25% installments on each of the first four anniversaries of their grant, subject to acceleration in certain circumstances such as a Change in Control. The options have a 10-year term, subject to earlier termination in certain circumstances related to termination of employment. The instrument setting forth the terms of the option may provide that the exercise price of the option may be satisfied by delivery of previously owned shares or by the withholding of shares having a fair market value at the date of exercise equal to such exercise price. At the election of the optionee, the Company's tax withholding obligation with respect to the exercise of the option may also be satisfied by the withholding of shares having a fair market value at the date of exercise equal to such obligation.

(2) All stock options were granted at the fair market value on the date of grant.

(3) The shares were valued based on the Black-Scholes option pricing model adapted for use in valuing executive stock options using the following assumptions for the January 23, 1996 grant: the 52 week average stock price of $19.82, three year historical average stock price volatility of .2288, a three year historical average dividend yield of 3.63%, a risk-free rate equal to the 52 week average of ten-year Treasury Bonds of 6.60% and an option term of 10 years. The shares granted on December 9, 1996, were valued based on the Black-Scholes option pricing model adapted for use valuing executive stock options using the following assumptions: the 52 week average stock price of $24.37, three year historical average stock price volatility of .2319, a three year historical average dividend yield of 3.69%, a risk free rate equal to the 52 week average of ten year Treasury Bonds of 6.53% and an option term of 10 years. The valuation method is hypothetical.

     The following table shows for each of the named Executive Officers the shares acquired on exercise of options during 1996, the difference between the exercise price and the market value of the underlying shares on the date of exercise, and (as to outstanding options at December 31, 1996) the number of unexercised options and the aggregate unrealized appreciation on "in-the-money," unexercised options held at such date:

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                            AND FY-END OPTION VALUES

                 (A)                      (B)        (C)              (D)                    (E)
-------------------------------------  ---------   --------   --------------------   --------------------
                                                              NUMBER OF SECURITIES         VALUE OF
                                        SHARES                     UNDERLYING            UNEXERCISED
                                       ACQUIRED                   UNEXERCISED            IN-THE-MONEY
                                          ON                   OPTIONS AT FY-END      OPTIONS AT FY-END
                                       EXERCISE     VALUE       (#) EXERCISABLE/         EXERCISABLE/
                NAME                      (#)      REALIZED     UNEXERCISABLE(1)       UNEXERCISABLE(2)
-------------------------------------  ---------   --------   --------------------   --------------------
John F. Maher........................    62,500    $433,241      358,542/450,000     $4,967,373/1,912,500
Michael M. Pappas....................    50,000    $485,688      155,000/155,000        2,149,375/826,875
A. William Schenck III...............         0           0       32,262/246,786        245,998/1,131,743
Carl F. Geuther......................    35,000    $252,125      171,000/165,000        2,381,625/770,625
J. Lance Erikson.....................    25,000    $139,767       89,010/110,000          122,604/472,500

---------------
(1) The numbers shown in column (d) include all unexercised options held by the named Executive Officers, 1,482,600 of which were "in the money." None of the named Executive Officers holds any outstanding SARs.

(2) All values are based solely on the market value of the Common Shares at the end of 1996, minus the exercise price of "in the money" options.

RESTRICTED STOCK

     In January 1992, the Administrator first authorized awards of performance-based restricted stock under the 1988 Stock Plan and established the specific vesting provisions for such awards as described below. If the recipient remained with the Company, the shares would vest completely 10 years after the award date. Prior to that, they were subject to both accelerated vesting and risk of forfeiture to the Company, in whole or in part, upon certain events. The vesting was and is accelerated if and to the extent that the Company's common stock performance, as measured by appreciation, dividends and other distributions ("stockholder return"), over three-year performance cycles, representing the three-year period ending December 31, 1995 and periodically thereafter, exceeded and exceeds by specified amounts the stockholder return (subject to certain adjustments) on common stocks of other designated banks, savings associations or related holding companies (the "Peer Group"). If the Company's percentile ranking relative to the Peer Group for the applicable three-year period equals or exceeds the 50th percentile, the remaining performance-based restricted shares vest in amounts ranging from 25% to 100% of the original award. Seventy-five percent of the original awards vested in 1996, based on the Company's stockholder return. The remainder will continue to vest under the terms of the related agreement and a portion of the remaining award will vest in the event of death or disability of the holder, at the rate of 20% per year. Vesting of these awards may be accelerated in certain other circumstances, including upon a Change in Control, or in the case of a qualifying termination of employment during the pendency of a Potential Change in Control (or during the six-month period thereafter) or upon retirement. Except as noted above, the unvested performance-based restricted shares generally will be forfeited upon a termination of employment (or, in Mr. Montgomery's case, termination of service as a consultant and a director). The performance-based restricted shares are registered to the recipient subject to transfer and forfeiture restrictions, but are held by the Company until such restrictions lapse. The recipients are entitled to dividends and have voting rights on these performance-based restricted shares prior to the time the restrictions lapse. Under the terms of the Merger Agreement, consummation of the Washington Mutual Merger will constitute a Change in Control for purposes of the 1988 Stock Plan.

     No awards of performance-based restricted stock or other long-term incentive awards were granted to the named Executive Officers in 1996.

DEFERRED COMPENSATION PLANS

     Under the Great Western deferred compensation plans, as amended to date, participants are entitled to defer compensation until retirement, death, other termination of employment or service, or until specified dates. Participants receive a fixed rate yield based on the average annual interest rate of ten-year United States Treasury Notes for the previous ten years. An enhanced yield of up to 125% of the fixed rate yield will be payable in the event of death, under certain circumstances upon retirement after age 55, and upon termination of employment after plan participation for a specified number of years. The plans also provide for Company matching contributions on deferred compensation similar to that provided under the Employee Savings Incentive Plan described below. The Senior Officers' Deferred Compensation Plan supplements benefits payable to Executive Officers participating in the Employee Savings Incentive Plan (the "Savings Plan") to the extent that Savings Plan benefits are reduced under applicable Code limitations. The deferred compensation plans provide for full vesting of employer matching contributions upon a Change in Control or upon a qualifying termination of employment during the pendency of a Potential Change in Control (or during the six-month period thereafter). (Under the deferred compensation plans, the terms "Change in Control" and "Potential Change in Control" are defined as they are in Mr. Maher's employment agreement.) The plans also permit participants to make an advance irrevocable election to receive a cash lump sum payment of their account balance within 45 days after a Change in Control, and to elect within two years after a Change in Control to withdraw their account balance in a lump sum with a 5% penalty; if a participant's employment or service has terminated because of Retirement (as defined in the plans) at the time of such election, such participant is entitled to the enhanced yield on his or her account. During the pendency of a Potential Change in Control, and for six months thereafter, and for a period of two years following a Change in Control, the plans may not be terminated, nor may they be adversely amended without the consent of two-thirds of the participants. Mr. Montgomery's Consulting Agreement and Mr. Maher's employment agreement, however, provide for the preservation of previously elected deferrals and payment options in the event of a Change in Control. The plans also provide for pension benefits based on deferred compensation similar to those provided under the Company's Retirement Plan (described below). Under the terms of the Merger Agreement, consummation of the Washington Mutual Merger will constitute a Change in Control for purposes of the deferred compensation plans.

EMPLOYEE SAVINGS INCENTIVE PLAN

     Under the Savings Plan, eligible employees may authorize payroll deductions for contributions which, at the participant's direction, may be invested in money market, equity, debt, balanced and Company stock funds. Under the Savings Plan, employee contributions are matched by the Company in an amount equal to 50% of such contribution up to a maximum contribution of 6% of the employee's base salary, including overtime. The Board of Directors may authorize annually an additional contribution in an amount not to exceed the Company's mandatory contribution. Matching contributions vest at the rate of 30% for each of the first two years of participation in the Savings Plan and the remaining 40% vests in the third year of participation. Certain participant borrowings against vested benefits are permitted under the Savings Plan.

RETIREMENT PLAN

     The Retirement Plan is a non-contributory group pension plan providing for monthly benefits in the event of retirement or, at the election of the participant, a cash balance at retirement or termination of employment. On January 1, 1997, the Company converted the Retirement Plan to a cash balance plan based upon the results of extensive research regarding employee demographics and competitive practices among the Company's peers. Benefits under the Retirement Plan depend on factors such as length of service, average monthly wage base and certain Social Security benefits. Employees over age 21 are eligible to participate after one year of service. Contributions to the plan trust are made by the Company on an actuarial basis and in an amount to obtain the maximum federal income tax deduction. Accrued benefits vest fully after five years of participation and employees may elect to take the value of their account as a lump sum payment if they terminate their employment with the Company. Forfeitures of non-vested benefits are applied to reduce the Company's contributions.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

     The Supplemental Executive Retirement Plan, as amended to date (the "SERP"), provides a target retirement benefit at the participant's Normal Retirement Date (defined under the SERP as following the later to occur of the attainment of age 60 or 20 years of service for Mr. Maher and the later to occur of the attainment of age 62 or 25 years of service for the other named Executive Officers) equal to a percentage of average salary and bonus (65% for Mr. Maher and 60% for the other named Executive Officers). The SERP provides that Mr. Schenck will be credited for service with a previous employer. Under the terms of the SERP, upon a qualifying termination of employment within the two-year period following a Change in Control (or during the pendency of a Potential Change in Control or during the six-month period thereafter), the named Executive Officers will become entitled to receive retirement benefits with no reduction for early retirement. (Under the SERP, the terms "Change in Control" and "Potential Change in Control" are defined as they are in Mr. Maher's employment agreement.) In addition, the SERP provides that during the pendency of a Potential Change in Control, and for six months thereafter, and for a period of two years following a Change in Control, the SERP may not be terminated, nor may it be adversely amended without the approval of two-thirds of SERP participants. The SERP also provides the participants with retirement benefits that would otherwise exceed the annual limit on such benefits imposed by the Code. Under the terms of the Merger Agreement, consummation of the Washington Mutual Merger will constitute a Change in Control for purposes of the SERP.

PENSION TABLES

     The amounts shown in the summary compensation table do not include any amounts expensed by the Company under the Company's Retirement Plan or under the SERP, both of which are defined benefit plans, since the amount of the accruals thereunder were not determined on an individual basis by the actuaries for either of the plans during 1996. The following table illustrates the total annual retirement benefits which would be provided under the benefit formula described in the Retirement Plan and SERP to the named Executive Officers (other than Mr. Maher) in various earnings classifications upon normal retirement in 1996. The benefit formula presently in both plans provides for an offset of certain Social Security benefits, and

Mr. Schenck's benefits under the SERP will be offset by benefits payable under retirement plans of a previous employer. The amounts shown in the following table do not reflect these offsets.

                                                               YEARS OF CREDITED SERVICE
                                                            --------------------------------
                       AVERAGE PAY FOR                         15                   25 YEARS
                   RETIREMENT PLAN PURPOSES                  YEARS      20 YEARS    OR MORE
    ------------------------------------------------------  --------    --------    --------
    $350,000..............................................   126,000     168,000     210,000
    $400,000..............................................   144,000     192,000     240,000
    $500,000..............................................   180,000     240,000     300,000
    $600,000..............................................   216,000     288,000     360,000
    $700,000..............................................   252,000     336,000     420,000
    $800,000..............................................   288,000     384,000     480,000

     The following table illustrates the total annual retirement benefits which would be provided under both plans to Mr. Maher. The table below does not include the amount of the annual benefit ($46,600 based on present Directors' fees) that will be payable to Mr. Maher under the Directors' Retirement Plan.

                           AVERAGE PAY FOR                            YEARS OF CREDITED SERVICE
                       RETIREMENT PLAN PURPOSES                           20 YEARS OR MORE
    --------------------------------------------------------------    -------------------------
    $1,400,000....................................................              910,000
    $1,600,000....................................................            1,040,000
    $1,800,000....................................................            1,170,000

     Except as noted in the immediately succeeding sentence, the compensation covered by the benefit formula under the combined retirement plans is salary and bonus compensation (reduced by Social Security benefits), which is reported for the past three fiscal years in columns (c) and (d) in the summary compensation table on page 20. Mr. Maher's employment agreement provides that, for purposes of calculating his benefits under the SERP, the following levels of compensation will be assumed: on any date in 1997, SERP benefits will be based on annual compensation of $1,462,000; on any date in 1998, SERP benefits will be based on actual compensation for 1997; on any date in 1999, SERP benefits will be based on the average actual compensation for 1997 and 1998; and for any date after 1999, SERP benefits will be based on the definition of "average monthly compensation" set forth in the SERP. The named Executive Officers have the following number of years of credited service: Mr. Maher, 23 years; Mr. Pappas, 42 years; Mr. Schenck, 28 years; Mr. Geuther, 22 years; and Mr. Erikson, 28 years.

UMBRELLA TRUSTS

     The Board has authorized the establishment of two separate Umbrella Trusts (the "Trusts") as a security arrangement for some or all of the participants in the Company's SERP, Retirement Restoration Plan, Director's Retirement Plan, supplemental retirement benefit for Mr. Gryp, the employment agreements with the executive officers, the consulting agreement with Mr. Montgomery and the deferred compensation plans (collectively, the "Plans").

     The Trusts, as amended to date, provide for the full funding of benefits provided through the Trusts upon a Potential Change in Control, subject to return following the expiration of the Potential Change in Control Period (generally defined in the Trusts as six months following the date on which such Potential Change in Control ceases to exist, if no Change in Control has occurred during such period). (Under the Trusts, the terms "Change in Control" and "Potential Change in Control" are defined as they are in Mr. Maher's employment agreement.) In addition, the Trusts provide that within 30 days following the end of each year following a Change in Control, the Company shall be required to contribute to the Trusts the amount, when added to the assets in the Trusts, needed to provide the benefits under the Plans. Following a Change in Control or during the pendency of a Potential Change in Control (and for 6 months thereafter), the amended Trusts may not be adversely amended without the consent of two-thirds of the participants in the Plans.

     Under the terms of the Trusts, the Trustee shall hold the trust assets for the benefit of the participants in the Plans unless the Company is unable to pay its debts as they become due or the Company is the subject of a pending proceeding as a debtor under the federal Bankruptcy Code. If either of those events occurs, the Trustee shall hold the trust assets for the benefit of the general creditors of the Company, which may include participants in the Plans. For purposes of the Trusts, a Potential Change in Control has occurred.

HOME LOAN PROGRAM

     The Company has a Home Loan Program (the "Program") permitting secured loans to employees, officers and Directors at adjustable rates beginning at .25% over the Company's cost of funds. Loans under the Program may be made to finance the employee participant's principal residence and generally must be secured by a first trust deed or mortgage on such residence. Executive officers and directors may obtain loans from Great Western for a primary residence in amounts up to 90% of the first $1,000,000 of appraised value and 80% of the excess appraised value. Executive officers and directors may also obtain loans for secondary residences in amounts up to 90% of the first $500,000 in appraised value, 80% of the next $500,000 in appraised value and 70% of the excess appraised value. Loans granted under the Program to executive officers and directors are reviewed and approved by the Board of Directors. See "ELECTION OF DIRECTORS -- Compensation Committee Interlocks and Insider Participation" and "CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS" for information regarding loans to directors and executive officers of the Company. Program participants are disqualified from further participation after certain terminations of employment or service, however, the Program, as amended to date, provides all participants with protection from adverse amendments to the terms of existing loans or suspension of the Program following a Change in Control, protection against disqualification from participation following a termination without cause or a reduction in hours to less than 20 1/2 per week following a Change in Control, and protection against disqualification from participation following a termination during the pendency of a Potential Change in Control (or during the six-month period thereafter). Under the Program, the terms "Change in Control" and "Potential Change in Control" are defined as they are in Mr. Maher's employment agreement. Under the terms of the Merger Agreement, consummation of the Washington Mutual Merger will constitute a Change in Control for purposes of the Program. The Company does not expect to approve any additional loans under the Program pending consummation of the Washington Mutual Merger.

                           [LEFT BLANK INTENTIONALLY]